Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

November 9, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated September 29, 2023.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Note 5. Business Combinations, page F-10

Comment 1.We note your proposed revised disclosures in response to prior comment 2 where you indicate that Logiq Inc held Gologiq shares in trust such that Logiq Inc did not have effective control of Gologiq shares prior to the spin. We continue to consider the company's conclusion that you did not need to consider the guidance in ASC 805-50 with respect to transactions under common control and we may have further comments.

Response 1. Noted.

Comment 2. You state in your response to prior 2 that you considered the guidance in ASC 805-10-55- 11 through 55-15 and for most of these criteria you determined that either Logiq or GoLogiq would be considered the accounting acquirer. Please clarify your reference to GoLogiq throughout this analysis as it is unclear if you are referring to GoLogiq as a subsidiary of Logiq or GoLogiq Inc. (formerly Lovarra). If you are referring to GoLogiq, as the subsidiary of Logiq, then explain further how you accounted for this transaction whereby you determined that Logiq's wholly-owned subsidiary, GoLogiq, is the accounting acquirer and specifically address your consideration of the guidance in ASC 805-40. Alternatively, if you are referring to GoLogiq, Inc. (formerly Lovarra), revise your analysis to tell us which party (i.e. Logiq or GoLoqic Inc., but not both) would be considered the accounting acquirer for each criteria and include a detailed analysis to support your conclusion.

Response 2. In response to the Staff’s comment, the Company reissues its prior response and clarifies as follows:

As a preliminary matter, the Company’s response includes reference to three distinct entities:

●	GoLogiq, Inc. (OTC:GOLQ) (fka Lovarra) is referred to herein as the “Company” and is the issuer providing this response;

●	Logiq, Inc. (OTCQX:LGIQ) is referred to herein as “Logiq” and is the seller of the AppLogiq/CreateApp business in the transaction in question; and

●	GoLogiq, LLC, an entity controlled by Logiq, is referred to herein as “GoLogiq”.

The Company considered ASC 805 as it related to the CreateApp acquisition, and such analysis was disclosed in the Company’s Form 10-K i the referenced Note 5 on page F-10. Such note disclosed that “[t]he acquisition of substantially all the CreateApp assets from Logiq was accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with the results of CreateApp’s historical operations included in the Company’s financial statements from January 1, 2022. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed.” The note further described the fair valuation methods used (primarily on the basis of the income approach) and noted that the Company’s consolidated statement of operations, revenues and expenses include the operations of CreateApp since January 27, 2022, which is the day after the acquisition date.

On November 26, 2021, Vadim Rata, the previous majority shareholder of the Company entered into a stock purchase agreement for the sale of 4,500,000 shares of Common Stock of the Company to GoLogiq. As a result of the acquisition, GoLogiq held approximately 78.5% of the issued and outstanding shares of Common Stock of the Company. On January 27, 2022, Logiq completed its sale of its AppLogiq business to the Company, and the Company issued 26,350,756 shares (the “Company Shares”) of its common stock to Logiq with Logiq holding the shares until it distributed 100% of the Company Shares to Logiq’s stockholders of record as of December 30, 2021 on a 1-for-1 basis (i.e. for every 1 share of Logiq held on December 30, 2021, the holder thereof will receive 1 share of the Company), as disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on January 27, 2022, an excerpt of which was previously provided to the Commission. Logiq completed the distribution on July 27, 2022 and no longer had a direct equity ownership of the Company.

As disclosed in note 3; Related party transactions, we plan to make following revisions, in italics.

On January 27, 2022, Logiq completed the transfer of its AppLogiq business to the Company. In connection with the completion of the transfer of the AppLogiq business to the Company, the Company issued 26,350,756 shares of its common shares to Logiq (the “Company Shares”). Logiq held the Company Shares until July 27, 2022, on which date it distributed 100% of the Company Shares to Logiq’s stockholders of record as of December 30, 2021 on a1-for-1 basis (i.e. for every 1 share of Logiq held on December 30, 2021, the holder thereof received 1 share of the Company) through a spin off. Logiq held the Company Shares between January 27, 2022 and July 27, 2022 in escrow in trust for Logiq’s stockholders of record as of December 30, 2021. Logiq does not have effective control of the Company Shares prior to spin off. As a result of the completion of the spin off, as of July 27, 2022, the Company is no longer a Technical majority owned subsidiary of Logiq.

As a result, the ASC analysis did not, and needed not, to considered the guidance in ASC 805-50 with respect to transactions under common control.

The Company did, as disclosed in its referenced Form 10-K and as referenced above, determine that the reference acquisition was a business combination within the scope of ASC 805-10. This conclusion is supported by the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10.

ASC Section 805-10-55-10

Paragraph 805-10-25-5 provides that the guidance in related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

The post transaction pro-forma financial statements provide that over 50% or greater voting interest of the Company was issued to Logiq. The consolidation evaluation process under ASC 810 incorporates this principle from FIN 46R, and companies can determine the parent entity by evaluating ownership percentage as long as the entity in question does not meet the criteria to be considered a “variable interest entity” or VIE. No VIE exists in this case. As a result, pursuant to ASC 805-10-55-10 the acquirer can be identified based solely on the outstanding voting interests exceeding 50%. Nevertheless, the Company also considered the guidance in ASC 805-10-55-11 through55-15. For this purpose, no single criteria in the guidance, ASC 805-10-55-11 through 15, was considered more significant than any other.

ASC Section 805-10-55-11

Ina business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

In this case, Logiq directed its affiliate GoLogiq to transfer assets (the CreateApp assets) to the Company, and under the criteria of ASC 805-10-55-11, GoLogiq would be considered the accounting acquirer.

ASC Section 805-10-55-12

Ina business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Based on the equity retained by GoLogiq, it would be considered the accounting acquirer.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minorityvotinginterest in the combined entity.

As noted above, GoLogiq will have more than 50% voting interest, and accordingly, ASC 805-10-55-12b indicates that one of those entities would be considered the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

In the absence of voting agreements or special charter provisions giving persons or entities special post-closing board designation rights, neither of which is present in this transaction, the power to elect and remove a majority of the Company’s board of directors’ rests with its stockholders. Accordingly, GoLogiq would be considered the accounting acquirer based on this criteria.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The Company’s management team is made up, post change of control, of GoLoqiq managers. Based on the criteria of ASC 805-10-55-12d, GoLogiq would be considered the accounting acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

None of the entities will be paying a premium over the precombination fair values of the equity interests of the other combining entities.

ASC Section 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

As compared to the Company, GoLogiq is by far the largest by all relevant measures, including assets value and revenues. Based on the foregoing and the criteria outlined in ASC 805-10-55-13, GoLogiq would be the accounting acquirer consistent with our conclusions under SAB 97.

ASC Section 805-10-55-14

Ina business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The transaction involved the Company, Logiq and GoLogiq. The relatively larger of Logiq and GoLogiq was, based on assets and revenues, GoLogiq (as it was Logiq’s primary operating subsidiary).

ASC Section 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

No new entity was formed and ASC 805-10-55-15 is not relevant.

Lastly, as requested in your Comment 2, the Company provides the following response related specifically to ASC 805-40:

ASC 805-40-25-1

For a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business. All of the recognition principles in Subtopics 805-10, 805-20, and 805-30, including the requirement to recognize goodwill, apply to a reverse acquisition.

In the above analysis, the Company (fka Lovarra) is the accounting acquiree, so we have to analyze whether the Company had a “business” as defined in ASC 805 prior to its reverse acquisition of the CreateApp/AppLogiq business.

As set forth in the Company’s original Form S-1, as amended, which went effective with the Commission on August 9, 2019, the Company’s original business plan was described as follows:

We are a development-stage company that intends to develop, market and sell a subscription-based income/expense tracking application service. The management is also discussing developing a secure physical wallet that only opens once an expenditure/earning is reflected in the application. Our current operations are devoted to researching the market of mobile applications to determine a niche for our proposed income/expense application product. Moving forward it will possibly be connected to a physical wallet which will open only after the expense is input in the app. We have not yet implemented our business model or undertaken development of our proposed income/expense product nor the possible physical wallet. To date, we have generated no revenues from our operations.

In the Company’s “Description of Business” section in its Form S-1, it went through a detailed discussion of its application, or app, in the fintech/e-wallet space, excerpted in part as follows:

We intend to develop, launch, market and sell (via subscription), what will be (depending on user preferences) the most secure income/expense tracking system available today. We are considering development of a physical wallet with a Bluetooth lock controlled by our application on effectiveness of its functionality, available pricing of the product, designs and materials to use.

The Application

Our proposed LOVARRA Application (LOVARRA) will be an expense and earnings tracker with all modern features. The functionality of our future product shall include but will not be limited the following functionality:

GENERAL:

● Tracking both expenses and income.

● Support for multiple accounts and transfers between them.

● All entries, accounts, tags, parties and groups can be edited or deleted at any time.

● Photo and file attachments.

● Passcode protection to hide your financial data from unwanted eyes.

● Recurring entries, both expenses and earnings, with rich frequency options.

● History to view and adjust your previous entries.

● Tags to organize your entries the way you like.

● Ability to specify vendors/payees and clients/payers (parties).

● Groups to separate your regular expenses from business or holiday trips.

● Time of entries is recorded as well.

REPORTS:

● Instant reports for any period of time and kind of expenses.

● Timeline bar graph reports for days, weeks and months, with whatever filter you set.

● Structure of expenses and income, split by tags, parties, accounts or groups, in percentages and absolute amounts, for any report filter.

● Daily, weekly and monthly averages.

● Reports for particular hours.

● Instant account balances.

● Report filter presets - switch between your favorite reports with just a tap.

MULTIPLE CURRENCIES:

● Full support for over 160 world currencies.

● Quick toggle between the currencies you are using most often.

● Currency conversion, with both automatically retrieved and user-defined exchange rates.

● Adjustable exchange rates update mode to reduce traffic fees (automatic, Wi-Fi only, manual).

EXPORT AND IMPORT:

● Ability to analyze your entries in a spreadsheet using CSV export.

● Backup and restore your data and settings over Wi-Fi or Email.

● Default email address to speed-up exporting via Email.

It is expected the Application to get around 1,500,000 downloads within the first year after the big release.

Why physical wallet?

In future, once we start generating revenues, we plan on developing a physical wallet with a lock on it. The lock will open via Bluetooth at a moment a user makes an entry to the application. That way we will exclude a chance for an expense or an income occur and stay unrecorded, thus, significantly increasing the efficiency of the users’ budget planning and monitoring of their monies. The scope of the project is huge, and we expect it to take at least 12 months to be completed.

Likewise, the AppLogiq business has a synergistic purpose focusing on the Paylogiq E-wallet Platform, as described in the Form 10-K for the fiscal year ended December 31, 2022:

E-wallet Platforms

Our Paylogiq business competes primarily with credit card and debit card service providers, banks with payment processing offerings, other offline payment options and other electronic payment system operators. Paylogiq competes with these companies primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. We believe the combination of the numerous physical merchant locations accepting Payloqiq, and the Paylogiq App is a significant competitive advantage because of the strong demand in GSEA for convenient forms of payment processing.

Looking to the guidance on the definition of a “business”, we believe the Company, prior to the reverse acquisition, qualified as a “business”, albeit a development stage one.

ASC 805-10-55-4 defines that a business consists of inputs and processes applied to those inputs that have the ability to create outputs.  Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business (ASC 805-10-55-5). The three elements of a business are defined as follows:

1.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.
2.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.
3.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes."

The historical assets of the Company were not sold following the reverse acquisition mainly because they were synergistic to the PayLogiq business vertical of the Company. Although the Company was indeed a development stage business when the reverse acquisition occurred, it need not produce an Output to be deemed a business. As described in the “Description of Business” in the Form S-1, there was a business plan covering the LOVARRA app and the transaction in question involved a synergistic business model sufficient to qualify as a business combination under ASC 805-40.

Conclusion

Based on the foregoing analysis, the Company’s position remains that GoLogiq would be the accounting acquirer.

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